EXHIBIT 99.2

ANNUAL MEETING OF SHAREHOLDERS OF

MOGO INC.

REPORT OF VOTING RESULTS

VIA SEDAR

June 27, 2024

All Provinces and Territories of Canada

The Toronto Stock Exchange

Re: Mogo Inc. (the "Company") Report of Voting Results

Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the matters voted upon and the outcome of the votes at the Company's Annual General Meeting of Shareholders held on June 27, 2024 are as follows:

1.	Election of Directors

The following directors were elected to the board of directors of the Company to hold office until the next annual general meeting of the Company or until their earlier resignation or appointment or election of their successors:

David Feller Gregory Feller Alex Shan Christopher Payne Kees Van Winters Kristin McAlister Details of the vote are as follows:

Name of Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
David Feller	6,192,118	95.24%	309,753	4.76%
Gregory Feller	5,989,689	92.12%	512,182	7.88%
Alex Shan	6,276,138	96.53%	225,732	3.47%
Christopher Payne	6,274,481	96.50%	227,390	3.50%
Kees Van Winters	6,279,420	96.58%	222,451	3.42%
Kristin McAlister	6,083,340	93.56%	418,531	6.44%

2.	Re-appointment of Auditor

KPMG LLP were re-appointed as auditor of the Company until the next annual general meeting of shareholders of the Company at remuneration to be fixed by the Company's board of directors.

Details of the vote are as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
9,534,537	99.27%	69,641	0.73%

Dated June 27, 2024

MOGO INC.

(signed) “David Feller”

David Feller

Chief Executive Officer

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